# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 03/04/2025
Filed by CIK 0000902749
Persons authorized to receive notices and communications: Ned L. Sherwood, 151 Terrapin Point, Vero Beach, Florida (FL), 32963, (772) 257-6658

## Reporting persons
- Ned L. Sherwood (CIK 0000902749): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,006,033.13; sole dispositive power 0; shared dispositive power 3,006,033.13; aggregate amount beneficially owned 3,006,033.13 (29.9% of the class)
  Comment: * Includes (i) 2,767,995.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.
- MRMP-Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,767,995.13; sole dispositive power 0; shared dispositive power 2,767,995.13; aggregate amount beneficially owned 2,767,995.13 (27.53% of the class)
- Ned L. Sherwood Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 238,038; sole dispositive power 0; shared dispositive power 238,038; aggregate amount beneficially owned 238,038 (2.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Comment: This Amendment No. 38 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 38") amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Except as amended and supplemented by this Amendment No. 38, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows: As previously reported in Amendments No. 34, No. 35, No. 36 and No. 37, the Reporting Persons proposed certain amendments to the now terminated Cooperation & Support Agreement (previously entered into in January of 2023) to the Board of Directors (the "Board") of Barnwell Industries Inc. ("Barnwell" or the "Company") in order to avoid a costly proxy fight, including proposals regarding directors to be nominated to the Board. As of today, the Company has not announced its annual meeting and has not accepted the amendments proposed by the Reporting Persons. The Reporting Persons previously issued open letters to shareholders on January 21, 2025, January 28, 2025, February 5, 2025 and February 19, 2025.

The Reporting Persons submitted to the Company on February 14, 2025 a nomination notice in accordance with "advance notice" provisions (the "Advance Notice") of the Company's by-laws outlining the nominations proposed by the Reporting Persons. The response from Barnwell was to find fault with the form and content of the Advance Notice, and to ominously note that it "is strongly inclined to declare the [Advance Notice] invalid and disqualify the Sherwood Nominees." In essence, the response was that Barnwell stockholders should not have a choice.

Due to the actions of Barnwell and Directors Kinzler, Grossman and Horowitz, and the recent actions to disenfranchise shareholders, the Reporting Persons believe a Consent Solicitation would be the best path forward to allow the stockholders of the Company the opportunity to choose the next path for the Company. The Reporting Persons have identified five nominees, four of which are completely independent from the Reporting Persons. The nominees put forth in connection with the Consent Solicitation to be filed on the date hereof are: (i) James C. Cornell, (ii) Heather Isidoro, (iii) Stuart I. Oran, (iv) Ned L. Sherwood and (v) Gregory W. Sullivan (together, the "Nominees"). The Nominees have over 172 years of combined experience and their experience will be critical in moving Barnwell forward and improving its performance and return for all stockholders.

The Reporting Persons and their nominees to the Barnwell board will be the participants in the Consent Solicitation. Information regarding the participants and their interests in the Consent Solicitation will be included in the consent solicitation statement and other materials filed with the SEC.

The Reporting Persons once again hereby affirm that they have no current intent to engage in a control transaction. As disclosed herein and in the consent solicitation statement, four of the five Nominees are completely independent from the Reporting Persons. On March 3, 2025, each of James C. Cornell, Heather Isidoro, Stuart I. Oran, Gregory W. Sullivan and Ned L. Sherwood has entered into a nominee agreement pursuant to which MRMP-Managers LLC has agreed to pay the costs of soliciting consents, and to defend and indemnify each of them against, and with respect to, any losses that may be incurred by any of them in the event any of them becomes a party to litigation based on his or her respective nomination as a candidate for election to the Board and the solicitation of consents in support of his or her election. None of the Nominees receives any compensation under the nominee agreements and no Nominee will receive any compensation from the Reporting Persons or their affiliates for his or her services as director of the Company, if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then-established practices for services of non-employee directors. The form of nominee agreement is filed herewith as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Sherwood beneficially owns in the aggregate 3,006,033.138 shares of Common Stock, which represents approximately 29.90% of the Company's outstanding shares of Common Stock. Each percentage ownership of Common Stock set forth in this Statement is based on the 10,053,534 shares of Common Stock reported by the Company as outstanding as of December 13, 2024 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 17, 2024.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 32 on May 31, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information set forth in Item 4 above is hereby incorporated herein by reference. Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

The Reporting Persons are not part of a "group" with the Nominees. None of the Nominees is a beneficial or record owner of any shares of the Company. Other than as disclosed in Item 4 regarding the nominee agreement, there is no agreement, arrangement, understanding or otherwise between the Nominees and the Reporting Persons to act in concert for the purpose of acquiring, holding or disposing of any Company securities, and the Reporting Persons and the Nominees are not acting in concert to acquire, hold or dispose of any Company Securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Nominee Agreement

## Signatures
- Ned L. Sherwood: /s/ Ned L. Sherwood, NED L. SHERWOOD (03/04/2025)
- MRMP-Managers LLC: /s/ Ned L. Sherwood, Ned L. Sherwood/Chief Investment Officer (03/04/2025)
- Ned L. Sherwood Revocable Trust: /s/ Ned L. Sherwood, Ned L. Sherwood/Trustee (03/04/2025)